News Release 18-08

May 14, 2018

SSR MINING ANNOUNCES VOTING RESULTS FROM 2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) announces that each of the nine nominees listed in the management proxy circular for the 2018 Annual and Special Meeting of Shareholders (the “Meeting”) were elected as directors of SSR Mining on Thursday, May 10, 2018. Voting results for the election of directors are set out below:

	Votes For	% For	Votes Against	% Against
Number of Directors	62,073,280	99.39%	380,763	0.61%

Nominee Name	Votes For	% For	Votes Withheld	% Withheld
A.E. Michael Anglin	61,884,881	99.09%	567,609	0.91%
Paul Benson	62,082,965	99.41%	369,525	0.59%
Brian R. Booth	61,607,389	98.65%	845,101	1.35%
Simon A. Fish	61,975,185	99.24%	477,305	0.76%
Gustavo A. Herrero	61,623,222	98.67%	829,268	1.33%
Beverlee F. Park	61,530,997	98.52%	921,493	1.48%
Richard D. Paterson	61,841,770	99.02%	610,720	0.98%
Steven P. Reid	61,637,145	98.69%	815,345	1.31%
Elizabeth A. Wademan	62,041,300	99.34%	411,190	0.66%

At the Meeting, the shareholders of SSR Mining also approved: (i) the appointment of the auditor and authorized the directors to set the auditor’s remuneration; (ii) a non-binding advisory resolution accepting SSR Mining’s approach to executive compensation; and (iii) a resolution approving SSR Mining’s Amended and Restated Shareholder Rights Plan. In a non-binding advisory vote, shareholders did not approve the proposal to hold a virtual-only annual meeting of shareholders for 2019.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

The voting results for each resolution are set out below:

	Votes For	% For	Votes Withheld	% Withheld
Appointment of Auditor	84,364,844	99.18%	694,033	0.82%

	Votes For	% For	Votes Against	% Against
Advisory Vote on Executive Compensation	60,664,122	97.13%	1,789,921	2.87%
Approval of Amended and Restated Shareholder Rights Plan	61,709,796	98.81%	744,246	1.19%
Advisory Vote on Virtual-Only Annual Meeting of Shareholders for 2019	13,689,419	21.92%	48,764,623	78.08%

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

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